U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   FORM 12b-25

                 Sec. File Number 0-9624 Cusip Number 460491 80 6

                                   [Check One]
     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X ] Form 10-Q [ ] Form -SAR
                     For the Period Ended: DECEMBER 31, 2004
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form -SAR
              For the Transition Period Ended _____________________
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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type
               Nothing in this form shall be constructed to imply
                      that the Commission has verified any
                          information contained herein
                 If the notification relates to a portion of the
                   filing checked above, identify the Item[s]
                       to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant       International Thoroughbred Breeders, Inc.
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Former Name If Applicable
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Address of Principal Executive Office (Street and Number)

                              1105 N. Market St., Suite 1300
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City, State and Zip Code

                              Wilmington, DE 19899
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PART II - RULES 12b-25[b] and [c]
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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25[b], the following should be completed.
                           [Check box if appropriate]

     [X] [a] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

     [X] [b] The subject annual report, semi-annual report, transition report on From 10-K, Form 2-F, Form 11-K, Form -SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  [c]  The  accountant's  statement  or other  exhibit  required by Rule
               12b-25[c] has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-k, 10-Q or -SAR or the transition report or portion thereof, could not be filed within the prescribed time period. {Attach Extra Sheet if Needed} SEE ATTACHED
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PART IV - OTHER INFORMATION
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  [1] Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

           Francis W. Murray            302                427-7599
          -------------------     ---------------       --------------
                 [Name]             [Area Code]         [Telephone No.]

  [2] Have all other periodic reports required under Section 13 or 15[d] of the Securities and Exchange Act of 1934 or Section 10 of the Investment Company Act of 1940 during the preceding 12 months [or for such shorter period that the registrant was required to file such reports] been filed? If answer is no, identify report [s]. [X] Yes [ ] No

  [3] It is  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ] Yes [ ] No
      If so, attach an explanation of the anticipated change both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                    International Thoroughbred Breeders, Inc.
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has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date   February 15, 2005                   By/s/ Francis W. Murray
                                                 -----------------
                                                 President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative [other than an executive officer], evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                 Federal Criminal Violation [See 18 U.S.C. 1001]
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 [17CFR 240.12b-25] of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.


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                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                  Form 10-Q for Period Ended December 31, 2004

Part III - Narrative

   The Registrant is unable to complete the preparation of the Form 10-Q report on a timely basis due to additional and unusual operational and administrative work loads as a result of preparing the vessel M/V Empress II (re-named Big
Easy) for service. When completed, estimated to be late in the month of February 2005, the vessel will be operated as our second casino cruise ship.

Part IV - Other Information

   For the three months ending December 31, 2004

   The Registrant anticipates reporting a Net (Loss) in the range of ($650,000) to ($600,000), or approximately ($.08) per share on a diluted basis as compared to Net Income of $363,035, or $.04 per share on a diluted basis for the comparative period. The decrease in Net Income was primarily caused by 1) an increase in the start up costs for the Empress II ("Big Easy") of approximately $600,000 which were expensed during the quarter and 2) an increase in depreciation and interest expense for the Palm Beach Princess as a result of the capital leasing arrangements which were effective in July 2004. These increased expenses were partially offset by better operating results, before interest and depreciation expense for the Palm Beach Princess. During the three months revenues on board the Palm Beach Princess increased approximately $425,000 and expenses remained stable.

   For the six months ending December 31, 2004

   The Registrant anticipates reporting a (Loss) from Operations before an Extraordinary Item in the range of ($2,650,000) to ($2,600,000) as compared to Income from Operations before Extraordinary Items of $1,122,096 for the comparable period. The decrease in Income from Operations before Extraordinary Items for the six months ending December 31, 2004 was primarily caused by 1) a decrease in revenues as a result of several hurricanes effecting our operations during the first quarter of our fiscal year, 2) an increase in the start up costs for the Empress II ("Big Easy") and the Royal Star of approximately $700,000 which were expensed during the six month period and an increase in depreciation and interest expense taken on the Palm Beach Princess as a result of the capital leasing arrangements effective in July, 2004, and 3) an impairment of our Second Cherry Hill Note receivable in the amount of $350,000 of which $150,000 was recorded during the three month period ending December 31, 2004.

   As a result of the hurricanes and inclement weather we were forced to cancel 33 cruises during the six months ending December 31, 2004.

                    International Thoroughbred Breeders, Inc.

                                   Form 12b-25

                  Form 10-Q for Period Ended December 31, 2004


Part III - Narrative (continued)

   During the first quarter of Fiscal 2005 we recorded Extraordinary Income of $3,560,000, net of income tax, which is reflected in our six month results. This income was from the collection of fees charged to Leo Equity Group, Inc. and Palm Beach Maritime Corporation (formerly MJQ Corporation) in connection with the final settlement with the Chapter 11 Trustee for the Bankruptcy Estate of Robert E. Brennan.

   After taking into account the Extraordinary Item the Registrant anticipates reporting Net Income in the range of $900,000 to $1,000,000 or approximately $.12 per diluted share for the six months ending December 31, 2004, as compared to a net income of $1,122,096, or $.11 per diluted share for the six months ended December 31, 2003.


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